May 23, 2025

John Mahoney
Chief Financial Officer
AUDDIA INC.
1680 38th Street, Suite 130
Boulder, CO 80301

        Re: AUDDIA INC.
            Registration Statement on Form S-1
            Filed May 16, 2025
            File No. 333-287372
Dear John Mahoney:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology